

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Via E-mail
Spencer M. Rascoff
Chief Executive Officer
Zillow, Inc.
1301 Second Ave., Floor 31
Seattle, WA 98101

      Re: **Zillow, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 2, 2012
              File No. 001-35237

Dear Mr. Rascoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.   Tell us your consideration for disclosing the quantitative impact of the increase in the average price for new and renewal of existing Premier Agent subscriptions. When a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831.

2.   Additionally, please provide us with the amount of revenue generated by Zillow
        Mortgage Marketplace for the three years ended December 31, 2011 and the subsequent
        interim periods. To the extent this revenue stream, and/or the change in revenue for this
        stream was material, tell us your consideration to include a discussion of such revenues in
        MD&A, including the metrics you use to monitor this revenue stream (e.g., number of
        clicks on advertisements and/or number of loan requests).

3.   We note that the percentage increase in display revenue was lower than the percentage
        increase in average monthly unique users for the three months ended December 31, 2011
        compared to December 31, 2010 and December 31, 2010 compared to December 31,
        2009. Please explain why this difference exists. In your response, please address the
        following:

        •   Tell us if counting individuals that access your website using different web browsers
            in a given month results in inflating the number of unique users and if you considered
            and/or can exclude or quantify the amount of duplicative users;
        •   If an individual accesses one of your domains and your mobile application in the
            same month, please tell us why you believe it is appropriate to include this individual
            twice in the number of average monthly unique users;
        •   We note from the transcript of your earnings call on August 7, 2012 for the second
            quarter ended June 30, 2012 that mobile usage has become a significant source of
            traffic and revenue; that more homes are viewed on Zillow via mobile devices as
            compared to desktops; and that mobile users are three times more likely to contact an
            agent than a desktop user, etc. Tell us your view as to whether it would be
            meaningful to separately disclose the number of unique users accessing your websites
            through mobile devices, and;
        •   To the extent it becomes meaningful in fiscal 2012 and beyond, tell us if you will
            consider separately disclosing the number of unique users by domain name (i.e.,
            Zillow.com and Rentjuice.com).

4.   On page 40 you state that the growth in unique users increased the number of graphical
        display impressions available for sale and advertiser demand for graphical display
        inventory. Tell us your consideration to disclose the period over period change (or
        percentage change) in the number of ads delivered, the average price per ad and the
        average revenue per user. Also, tell us your consideration to include a discussion of the
        number of, and change in, advertising customers. Alternatively, tell us why you believe
        this information is not relevant to the change in your display revenues. For guidance,
        refer to Section III. B of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 47

5.   Please tell us how you considered the interpretive guidance in SEC Releases 33-8350 in
        your critical accounting policy disclosures. In this regard, it appears that your critical

accounting policy disclosures are very similar to the accounting policy disclosures in the notes to your financial statements. Critical accounting policies are meant to supplement, not duplicate, the description of accounting policies in the footnotes. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Please explain further how you intend to comply with this guidance.

Item 8. Financial Statements and Supplementary Data

Note 6. Acquisitions, page 65

6.   You disclose the preliminary estimated fair value of the intangible assets acquired from your acquisition of Diverse Solutions, Inc. was determined based on a third-party valuation. You also have similar disclosure for your acquisition of RentJuice Corporation in Note 6 to your June 30, 2012 Form 10-Q. Please describe further the nature and extent of the third-party valuation firm's involvement in determining the fair value of the intangible assets recorded in connection with your acquisitions and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Note 9. Income Taxes, page 68

7.   You state on page 69 that you provided a full valuation allowance against the deferred tax assets as of December 31, 2011 and 2010 because there is a "significant degree of uncertainty" around your ability to realize the deferred tax assets in the future. Please confirm that based on the weight of available evidence you determined that it is "more likely than not (a likelihood of more than 50 percent)" that some portion or all of the deferred tax asset will not be realized. If true, please revise your disclosures in future filings to indicate as such pursuant to the guidance in ASC 740-10-30-5(e).

Note 13. Commitments and Contingencies, page 73

8.   For each of the CoreLogic and CIVIX settlement agreements, please tell us the amounts recorded for the settlement component of the arrangement. Additionally, please tell us the amounts assigned to the data license and prepaid royalty, respectively. In your response please tell us how you estimated the fair value of the settlement and license/royalty components in the arrangements and the guidance considered in your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief